SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                  Rhodes, Inc.
                                (Name of Issuer)

                         Common Stock Without Par Value
                         (Title of Class of Securities)

                                  76235P 10 1
                                 (CUSIP Number)

                                Joseph R. Jenkins
                              Heilig-Meyers Company
                2235 Staples Mill Road, Richmond, Virginia 23230
                                 (804) 359-9171
           (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)
                               September 17, 1996
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

                  Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 76235P 10 1

                                  Schedule 13D

1)       Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
         Persons

         Heilig-Meyers Company, I.R.S. Identification No.: 54-0558861

2)       Check the Appropriate Row if a Member of a Group (See Instructions)

         (a)
         (b) x

3)       SEC Use Only

4)       Source of Funds (See Instructions)

         WC, OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6)       Citizenship or Place of Organization                        Virginia

         Number of            7)       Sole Voting Power                     0
         Shares Bene-                  -----------------
         ficially
         Owned by             8)       Shared Voting Power           2,918,404
         Each                          -------------------
         Reporting
         Person With          9)       Sole Dispositive Power               25
                                       ----------------------

                             10)      Shared Dispositive Power               0
                                      ------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person

         2,918,404

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         -----------------------------------------------------------------
         Instructions)

13)      Percent of Class Represented by Amount in Row (11)
         --------------------------------------------------

         31.8%

14)      Type of Reporting Person (See Instructions)
         ------------------------
         CO

Item 1.           Security and Issuer.

         This statement relates to the common stock, without par value, of Rhodes, Inc. ("Rhodes"), a Georgia corporation with principal executive offices located at 4730 Peachtree Road, Atlanta, Georgia 30319.

Item 2.           Identity and Background.

         Item 2(a)-(c)


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         This statement is filed by Heilig-Meyers Company, a Virginia corporation ("Heilig-Meyers"), which has its principal executive offices at 2235 Staples Mill Road, Richmond, Virginia 23230. Heilig-Meyers is a specialty retailer of home furnishings whose directors are:

William C. DeRusha, Chairman
Troy A. Peery, Jr.
Alexander Alexander
Robert L. Burrus, Jr.
Beverly E. Dalton
Charles A. Davis
Benjamin F. Edwards III
Alan G. Fleischer
Nathaniel Krumbein
Hyman Meyers
S. Sidney Meyers
Lawrence N. Smith
George A. Thornton III
Eugene Trani, Ph.D.

The executive officers of Heilig-Meyers are as follows:

Chairman of the Board & Chief Executive Officer          William C. DeRusha
President and Chief Operating Officer                    Troy A. Peery, Jr.
Executive Vice President                                 James F. Cerza, Jr.
Executive Vice President and Chief Financial
         Officer                                         Joseph R. Jenkins
Executive Vice President                                 James R. Riddle
Senior Vice President, Accounting                        William J. Dieter
Senior Vice President, Finance                           Roy B. Goodman
Senior Vice President, Corporate Expansion               William E. Helms
Senior Vice President, Operations                        Curtis C. Kimbrell
Senior Vice President, Advertising                       H.C. Poythress
Senior Vice President, Human Resources & Training        Ronald M. Ragland
Senior Vice President, Government Relations              John H. Sniffin
Senior Vice President, Merchandising                     A.R. Weiler



         The principal business address for each of the directors and officers is 2235 Staples Mill Road, Richmond, Virginia 23230.

         Item 2(d).

         Heilig-Meyers has not, and to the best of Heilig-Meyers' knowledge, none of the executive officers and directors of Heilig-Meyers listed above has, during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Item 2(e).

         Heilig-Meyers has not, and to the best of Heilig-Meyers' knowledge, none of the executive officers and directors of Heilig-Meyers listed above has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not and has not been as a result of such proceeding, subject to a judgment,


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decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 2(f). The executive officers and directors of Heilig-Meyers are United States citizens.

Item 3.           Source and Amount of Funds or Other Consideration.

         The total amount of funds required by Heilig-Meyers to pay for the 25 shares of Rhodes Common Stock, no par value ("Rhodes Common Stock") as to which it has sole dispositive power was $237.50. Heilig-Meyers used cash to pay for these shares. Heilig- Meyers may be deemed to have acquired shared voting power of the 2,918,404 shares of Common Stock by virtue of the Voting Agreement described in Item 4 below.

Item 4.           Purpose of Transaction.

         On September 17, 1996, Rhodes, Heilig-Meyers, and HM Merger Subsidiary, Inc., a Georgia corporation and a wholly-owned subsidiary of Heilig-Meyers ("Merger Sub") entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Merger Sub is to be merged (the "Merger") into Rhodes. On the effective date of the Merger, each of the issued and outstanding shares of Rhodes Common Stock will be converted into and become the right to receive 0.50 shares of Heilig-Meyers Common Stock, $2.00 par value ("Heilig-Meyers Common Stock"). In addition, all outstanding options to purchase Rhodes Common Stock will be assumed by Heilig-Meyers as provided in the Merger Agreement. The purpose of the Merger is to enable Heilig-Meyers to acquire the entire equity interest in Rhodes as contemplated by the Merger Agreement.

         Following completion of the Merger, Heilig-Meyers will be the sole shareholder of all of the issued and outstanding shares of Rhodes. The members of the board of directors and of the executive officers of the surviving corporation have not been determined. After the Merger, Rhodes Common Stock will not be listed on the New York Stock Exchange and will be eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

         In connection with the Merger Agreement, Heilig Meyers, WPS Investors, L.P., a Georgia limited partnership ("WPS"), and Green Capital Investors, L.P., a Georgia limited partnership ("Green Capital", together with WPS and Heilig-Meyers the "Shareholders"), executed the Voting Agreement dated as of September 17, 1996 (the "Voting Agreement"). The Voting Agreement is intended to facilitate consummation of the Merger.

         Pursuant to the terms of the Voting Agreement, the Shareholders have agreed to vote the 2,918,404 shares of Rhodes Common Stock held by them in favor of adoption of the Merger Agreement, and against any Acquisition Proposal (as defined in the Merger Agreement). In addition, WPS and Green Capital have agreed that they will not, without the prior written consent of Heilig-Meyers, transfer, sell, assign or convey, or offer to transfer, sell, assign or convey (nor grant any party any option or right to purchase) the shares of Rhodes Common Stock owned by them and the Heilig-Meyers Common Stock received by them in the Merger, until the earlier of termination of the Merger Agreement prior to the effective date of the Merger or 30 days after the date on which Heilig-Meyers publishes information as to the financial results covering at least 30 days of post-Merger combined operations reflecting combined sales and net income. The Voting Agreement terminates in the event the Merger Agreement terminates.


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Item 5.           Interest in Securities of the Issuer.

         (a) By virtue of the Voting Agreement, and of the purchase by Heilig-Meyers of 25 shares of Rhodes Common Stock on September 17, 1996, Heilig-Meyers may be deemed to be the beneficial owner of 2,918,404 shares of Rhodes Common Stock (approximately 31.8% of the issued and outstanding shares of Rhodes Common Stock).

         (b) Heilig-Meyers has sole dispositive power with respect to 25 shares of Rhodes Common Stock. By reason of the Voting Agreement, Heilig-Meyers may be deemed to share power to direct the vote of 2,918,404 shares of Rhodes Common Stock (approximately 31.8% of the outstanding shares of Rhodes Common Stock) with the other parties to the Voting Agreement.

         To the best of Heilig-Meyers' knowledge, the business address of each of the other parties to the Voting Agreement is 3343 Peachtree Road, N.E., Suite 1420--East Tower, Atlanta, Georgia 30326. To the best of Heilig-Meyers' knowledge, WPS Investors, L.P. has as its General Partner HTG Corp., a Georgia corporation whose President, sole director, and sole shareholder is Holcombe T. Green, Jr. To the best of Heilig-Meyers' knowledge, Green Capital Investors, L.P. has as its General Partner Green & Company, L.P., a Georgia limited partnership, who has as its General Partner HTG Corp., a Georgia corporation whose President, sole director, and sole shareholder is Holcombe T. Green, Jr. To the best of Heilig-Meyers' knowledge, none of such persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not and has not been as a result of such proceeding, subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best of Heilig-Meyers' knowledge, Holcombe T. Green, Jr. is a U.S. citizen.

         (c) The Voting Agreement was executed and delivered on September 17, 1996. On September 17, 1996, Heilig-Meyers purchased 25 shares of Rhodes Common Stock from HTG Corp. Profit Sharing Plan, at a price of $9.50 per share, pursuant to a letter agreement dated September 17, 1996 (the "Letter Agreement").

         (d)  Not applicable.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         On September 17, 1996, Heilig-Meyers and each of Irwin L. Lowenstein and Joel H. Dugan entered into lock-up agreements (the "Lock-up Agreements"). Pursuant to the Lockup Agreements, Messrs. Lowenstein and Dugan have agreed that they will not, without the prior written consent of Heilig-Meyers, transfer, sell, assign or convey, or offer to transfer, sell, assign or convey (nor grant any party any option or right to purchase) the shares of Rhodes Common Stock owned by them and the Heilig-Meyers Common Stock owned by them after the Merger, until the earlier of termination of the Merger Agreement prior to the effective date of the Merger or 30 days after the date on which Heilig-Meyers publishes information as to the financial results covering at least 30 days of post-Merger combined operations reflecting combined sales and net income.

         Except for the Merger Agreement, the Voting Agreement, and the Letter Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Heilig-Meyers and any other person with respect to any securities of Rhodes or, to the best of Heilig-Meyers' knowledge, between any of the individual executive officers and directors listed in Item 2 herein.

Item 7.           Material to be Filed as Exhibits.

         Exhibit 1 -                The Agreement and Plan of Merger dated
                                    September 17, 1996 by and among Rhodes,
                                    Inc., a Georgia corporation, Heilig- Meyers
                                    Company, a Virginia corporation, and HM
                                    Merger Subsidiary, Inc., a Georgia
                                    corporation and a wholly owned subsidiary of Heilig-Meyers, filed as Exhibit 2 to Heilig-
                                    Meyers' Form 8-K filed September 25, 1996
                                    (the "Form 8-K"), is incorporated herein by reference.

         Exhibit 2 -                The Voting Agreement dated as of September
                                    17, 1996, by and among Heilig-Meyers
                                    Company, a Virginia corporation, WPS
                                    Investors, L.P., a Georgia limited
                                    partnership, and Green Capital Investors,
                                    L.P., a Georgia limited partnership, filed as Exhibit 99.2 to the Form 8-K, is incorporated herein by reference.

         Exhibit 3 -                Letter Agreement dated as of September 17,
                                    1996 between Heilig-Meyers Company and HTG
                                    Corp. Profit Sharing Plan.

         Exhibit 4 -                Agreement between Irwin L. Lowenstein and
                                    Heilig-Meyers Company dated as of September
                                    17, 1996.

         Exhibit 5 -                Agreement between Joel H. Dugan and
                                    Heilig-Meyers Company dated as of September
                                    17, 1996.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   September 27, 1996

                                   HEILIG-MEYERS COMPANY

                                   By: /s/ Joseph R. Jenkins
                                       Joseph R. Jenkins
                                       Executive Vice President and Chief
                                       Financial Officer

                                INDEX TO EXHIBITS

         Exhibit 3 -                Letter Agreement dated as of September 17,
                                    1996 between Heilig-Meyers Company and HTG
                                    Corp. Profit Sharing Plan.

         Exhibit 4 -                Agreement between Irwin L. Lowenstein and
                                    Heilig-Meyers Company dated as of September
                                    17, 1996.

         Exhibit 5 -                Agreement between Joel H. Dugan and
                                    Heilig-Meyers Company dated as of September
                                    17, 1996.